UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Forward Air Corporation
2.	Name of Person Relying on Exemption: Ancora Alternatives LLC
3.	Address of Person Relying on the Exemption: C/O ANCORA HOLDINGS GROUP, LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124
4.	Written Material. The following written materials are attached: Press Release, dated June 2, 2025. Press Release, dated June 2, 2025.

*     *     *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC (together with its affiliates, “Ancora”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Forward Air Shareholders Recommended to Vote AGAINST
Three Unfit Legacy Directors at 2025 Annual Meeting by ISS

ISS Concludes Chairman George Mayes, Jr., Director Javier Polit and Director Laurie Tucker Presided Over Destructive Decision-Making That Contributed to an Enormous Decline in Value

ISS Highlights the "Urgency for a Well-Run Strategic Review Process"

Shareholders Cite Substantial Risk of Further Value Destruction as Rationale for Removal of the Three Legacy Directors, Each of Whom Approved and Oversaw the Disastrous Omni Acquisition

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”), a significant shareholder of Forward Air Corporation (NASDAQ: FWRD) (“Forward Air” or the “Company”), today announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, recommends that Forward Air shareholders vote AGAINST the reelection of three members of the Board of Directors (the “Board”) at the 2025 Annual Meeting of Shareholders: (1.) Chairman and Compensation Committee Chair George S. Mayes, Jr., (2.) Audit Committee Member Javier Polit and (3.) Corporate Governance and Nominating Committee Chair Laurie A. Tucker.

In its report, ISS notes the following regarding the case for change at Forward Air:1

•	“In light of the urgency for a well-run strategic review process, coupled with the governance failures related to the value-destructive Omni acquisition, there is a case for change at the board level.”

•	“Shareholders have every right to be concerned about the likelihood of a positive outcome given the board's track record on M&A decision making and the board's utter disregard for investors in the past.”

•	“[Voting against the reelection of these directors would] signal to the board that shareholders expect a genuine, timely, and thorough process.”

Fredrick D. DiSanto, Chairman and Chief Executive Officer of Ancora Holdings Group LLC, and James Chadwick, President of Ancora Alternatives LLC, commented:

“ISS has reiterated what sizable shareholders have recognized: investors are best served by removing the targeted legacy directors, who presided over critical governance failures that have contributed to immense value destruction and perpetual risk. As ISS noted in its recommendation, the Company’s ongoing strategic review has the potential to destroy even more value if not well executed. Mr. Mayes, Mr. Polit and Ms. Tucker’s collective track record – from approving the disastrous Omni acquisition to effectively delaying a leading potential acquirer from participating in the current, slow-moving review – demonstrates they cannot be trusted to make decisions in the best interest of shareholders. Quite simply, their presence on the Board is a detriment to any credible assessment of alternatives.

This message from ISS should serve as a wake-up call to the Board about the need to complete an expeditious, yet thorough, process that results in a value-maximizing sale to one of the many suitors interested in acquiring Forward Air. We expect anything short of this outcome will result in a shareholder seeking to remove and replace a majority of the Board."

1 Permission to quote ISS was neither sought nor obtained. Emphasis by Ancora.

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management, retirement plan services and insurance solutions to individuals and institutions across the United States. The firm is a long-term supporter of union labor and has a history of working with union groups and public pension plans to deliver long-term value. Ancora’s comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. Ancora Alternatives is the alternative asset management division of Ancora Holdings Group, investing across three primary strategies: activism, multi-strategy and commodities. For more information about Ancora Alternatives, please visit www.ancoraalts.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners LLC
Greg Marose / Bela Kirpalani, 646-386-0091
gmarose@longacresquare.com / bkirpalani@longacresquare.com

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills, 212-257-1311
info@saratogaproxy.com

Glass Lewis Joins ISS in Recommending Forward Air Shareholders Vote AGAINST Three Unfit Legacy Directors at 2025 Annual Meeting

Both Leading Proxy Advisory Firms Recommend Shareholders Vote AGAINST Chairman George Mayes, Jr., Director Javier Polit and Director Laurie Tucker

Glass Lewis Confirms That These Three Directors Are Unlikely to be “Procedurally Accretive” to the Ongoing Strategic Review

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC (together with its affiliates, “Ancora” or “we”), a significant shareholder of Forward Air Corporation (NASDAQ: FWRD) (“Forward Air” or the “Company”), today announced that a second independent proxy advisory firm, Glass, Lewis & Co. (“Glass Lewis”), has joined Institutional Shareholder Services Inc. (“ISS”), in recommending that Forward Air shareholders vote AGAINST the reelection of three members of the Board of Directors (the “Board”) at the 2025 Annual Meeting of Shareholders: (1.) George S. Mayes, Jr., (2.) Javier Polit and (3.) Laurie A. Tucker.

In its report, Glass Lewis states the following regarding the case for removing these directors from the Board:1

•	“Are legacy directors who served during the questionable pursuit, fumbled execution and to-date maladroit implementation of the Omni deal credibly positioned to oversee Forward’s current assessment of value-maximizing opportunities? We believe the answer is a firm no.”

•	“[I]nvestors do not have clear and compelling cause to believe Messrs. Mayes and Polit and Ms. Tucker are likely to be procedurally accretive and indeed have ample cause to conclude they have not been effective in preserving and enhancing shareholder value, particularly in the context of transformative transactions.”

Fredrick D. DiSanto, Chairman and Chief Executive Officer of Ancora Holdings Group LLC, and James Chadwick, President of Ancora Alternatives LLC, commented:

“With both Glass Lewis and ISS endorsing the removal of the legacy directors, shareholders should drive the necessary change by voting against their reelection at the Annual Meeting. This is the best way to ensure the Board conducts a comprehensive process that results in a value-maximizing sale of the Company.”

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management, retirement plan services and insurance solutions to individuals and institutions across the United States. The firm is a long-term supporter of union labor and has a history of working with union groups and public pension plans to deliver long-term value. Ancora’s comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. Ancora Alternatives is the alternative asset management division of Ancora Holdings Group, investing across three primary strategies: activism, multi-strategy and commodities. For more information about Ancora Alternatives, please visit www.ancoraalts.com.

1 Permission to quote Glass Lewis was neither sought nor obtained. Emphasis by Ancora.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. ANCORA IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. ANCORA IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners LLC
Greg Marose / Bela Kirpalani, 646-386-0091
gmarose@longacresquare.com / bkirpalani@longacresquare.com

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills, 212-257-1311
info@saratogaproxy.com